March 3, 2015

VIA EDGAR

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:     CommVault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 2, 2014
File No. 001-33026
Dear Mr. Gilmore:
This letter responds on behalf of CommVault Systems, Inc. (the “Company”) to the Staff’s letter dated February 17, 2015 addressed to the undersigned.
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, I have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.
Form 10-K for the Fiscal Year Ended March 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
General

1.
We note that you generate a significant amount of revenue outside of the United States; however, you do not discuss or quantify the results of your international operations by country or region. In your earnings call for the year ended March 31, 2014, as well as subsequent earnings calls, you frequently refer to activities by geographic region, specifically EMEA, Americas and APAC. These references by region include: describing performance; quantifying customer base; noting organization of sales force; and discussing investments, restructuring and “turnaround” activity. Therefore it appears that you consider geographic information relevant to your business and operating results. Please tell us your consideration of incorporating a discussion here in future filings regarding your geographic regions to include: identifying these regions and the countries of which they consist, quantifying revenue and gross margin by region for each period presented, discussing material changes in results, significant or unusual events, as well as known trends and uncertainties. Please provide any proposed disclosures in your response. We refer you to Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Mr. Patrick Gilmore
Division of Corporation Finance
March 3, 2015

The requirements of the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), are discussed in Item 303(a)(3) and Section III.B of SEC Release 33-8350. These sections require the Company to “describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.”

The Company’s senior executive management team, including the Chief Executive Officer (“CEO”), reviews Software Revenue results on a geographic basis. The geographic regions that are tracked are the Americas (US, Canada, Latin America), EMEA (Europe, Middle East, Africa) and APAC (Australia, New Zealand, Southeast Asia, China). The Company intends to expand the Results of Operations section in its MD&A in future filings to include additional discussion of known trends that it reasonably expects to impact Software Revenue results on a geographic basis.

The Company’s senior executive management team does not review Gross margin, Income from operations or Net income by geographic region because the business is operated as a single worldwide segment. The senior executive team supporting the CEO is organized by function (development, marketing, sales, services, support and administration), rather than geography. This team is responsible for the global execution of the CEO’s strategic initiatives. The Company does not have geographic leadership that retains responsibility of all aspects of the business in a region.

A sample of the Company’s revised disclosures based on its March 31, 2014 fiscal year-end 10-K filing is included below. The types of disclosures the Company intends to add are marked in bold.

Software Revenue.   Software revenue increased $42.9 million, or 17%, from $251.5 million in fiscal 2013 to $294.4 million in fiscal 2014. Software revenue represented 50% of our total revenues in fiscal 2014 compared to 51% in fiscal 2013.

The overall increase in software revenue was primarily driven by higher enterprise software transactions (transactions greater than $0.1 million), which increased by $26.3 million, or 19% in fiscal 2014 compared to fiscal 2013. Enterprise software transactions represented approximately 57% of our software revenue in both fiscal 2014 and fiscal 2013. The increase in enterprise software transactions is due to both a 16% increase in the number of transactions of this type and a 2% increase in the average dollar amount of such transactions. The average dollar amount of enterprise transactions was approximately $272,000 in fiscal 2014 and approximately$266,000 in fiscal 2013. Software revenue derived from transactions less than $0.1 million increased $16.6 million, or 15%, in fiscal 2014 compared to fiscal 2013.

We track Software Revenue on a geographic basis. The geographic regions that are tracked are the Americas (US, Canada, Latin America), EMEA (Europe, Middle East, Africa) and APAC (Australia, New Zealand, Southeast Asia, China). Americas, EMEA and APAC represented 63%, 27% and 10% of total Software Revenue, respectively, for the fiscal year ended March 31, 2014. The year over year growth of Software Revenue

Mr. Patrick Gilmore
Division of Corporation Finance
March 3, 2015

in the Americas, EMEA and APAC was 13%, 39% and 1%, respectively, resulting in consolidated Software Revenue growth of 17%. Software Revenue growth for the fiscal year ended March 31, 2014 in the Americas relative to our consolidated Software Revenue growth was negatively impacted by lower close rates on enterprise transactions, particularly in the fourth quarter, as well as sales team understaffing throughout the fiscal year. EMEA Software Revenue was positively impacted by a sales team realignment which drove increased traction in the European enterprise market. APAC Software Revenue growth was adversely impacted by a year over year decline in enterprise transaction revenue, primarily in Australia due to a decline in the average dollar value of such transactions. Our Software Revenue in EMEA and APAC is subject to changes in foreign exchange rates as more fully discussed above in the “Foreign Currency Exchange Rates’ Impact on Results of Operations” section.

Software revenue derived from our indirect distribution channel (resellers and original equipment manufacturers) increased $33.2 million, or 15% in fiscal 2014 compared to fiscal 2013, and software revenue through our direct sales force increased $9.7 million, or 34% in fiscal 2014 compared to fiscal 2013. The increase in the dollar value of the software revenue through our indirect distribution channel is primarily due to the increase in software revenue generated in foreign locations, which sold almost exclusively through indirect channels. The increase in the dollar value of the software revenue generated through our direct sales channel is due to a higher value of direct enterprise transactions in the United States in fiscal 2014 compared to fiscal 2013. Software revenue that is derived from both our indirect channel partners and direct sales force are key attributes to our long-term growth strategy. We will continue to invest in both our channel relationships and direct sales force in the future, but we continue to expect more revenue to be generated through indirect distribution channels over the long term as more fully discussed above in the “Sources of Revenue” section.

Notes to Consolidated Financial Statements
Note 10 Segment Information, page 71

2.
You disclose that you operate in one reportable segment, storage software solutions. You further state that your chief operating decision maker (“CODM”) evaluates the performance of the company presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of tracking distribution of resources and analyzing overall return on investment for both domestic and international operations. However, based on the presentation of information, discussion, and analysis noted in the earnings calls, as described in the comment above, it appears the CODM does make decisions about resources and assesses performance based on geographic region. Please tell us how the company has determined it operates in one reportable segment and why these geographic regions are not considered separate reportable segments under ASC 280-10-50.

Mr. Patrick Gilmore
Division of Corporation Finance
March 3, 2015

ASC 280 requires a public entity to disclose certain financial information about a component of its business that meets all of the following criteria:

a. It engages in business activities from which it may earn revenues and incur expenses.

b. Its operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

The Company has concluded that its CEO is the chief operating decision maker (“CODM”). Our CODM operates the Company as one business segment, namely, the development, marketing and sale of storage software solutions on a global basis. As a result, the CODM is supported by a worldwide executive management team that each retains global responsibility for their respective functions (development, marketing, sales, services, support and administration) of the Company This worldwide executive management team is responsible for the global execution of the CODM’s strategic initiatives across all of the geographic regions the Company sells software in. The Company does not have geographic leadership that retains responsibility of all aspects of the business in a region. Therefore, the Company’s CODM does not assesses operating performance to make resource allocation decisions on a geographic basis. The only geographic financial metrics reviewed by the CODM are related to Software Revenue. These geographic regions are the Americas (US, Canada, Latin America), EMEA (Europe, Middle East, Africa) and APAC (Australia, New Zealand, Southeast Asia, China). The review of Software Revenue results for each geographic region by the CODM is to ensure his strategic initiatives are being executed by his worldwide executive management team globally.

Our CODM reviews all other financial statement results on a consolidated, as opposed to a geographic basis. These financial statement results include Total Services Revenue, Consolidated Total Revenue, Gross Margin, Operating Expenses, Operating Income and Net Income. The CODM does not review discrete financial information about asset allocation, expense allocation or profitability by geographic region.

When discussing the Company’s results in recent earnings calls, our CEO has noted the need to accelerate the pace of our product suite transformation, implement new packaging and pricing models as well as improve software sales execution, specifically in the Americas. Consistent with how the Company is operated, the product transformation and related packaging and pricing initiatives are being led by the CEO’s senior executive management team on a global basis. While the Americas’ software sales execution issues were geography specific, the purpose of the disclosure was to provide context around our consolidated software revenue performance.

In summary, the Company has concluded that the individual geographic regions in which it sells its software suite do not meet the definition of operating segments because geographic operating results are not regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. The CODM operates the Company as a single worldwide component, making operating

Mr. Patrick Gilmore
Division of Corporation Finance
March 3, 2015

performance assessment and resource allocation decisions on a global basis. As the business is managed on an aggregate, global basis, the Company believes that it operates as a single operating segment.

In light of the Staff’s comment, the Company will clarify its segment disclosures in future 10-K filings. The types of disclosures the Company intends to add are marked in bold.

The Company operates in one segment, storage software solutions. The Company’s products and services are sold throughout the world, through direct and indirect sales channels. The Company’s chief operating decision maker (the “CODM”) is the chief executive officer. The CODM makes operating performance assessment and resource allocation decisions on a global basis. The CODM does not receive discrete financial information about asset allocation, expense allocation or profitability by product or geography.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the foregoing to the undersigned at (732) 870-4315.
Sincerely,
/s/ Brian Carolan
Brian Carolan
Chief Financial Officer

cc:    Melissa Kindelan, U.S. Securities and Exchange Commission
David Edgar, U.S. Securities and Exchange Commission